भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission
Division of Corporate Fin[redacted]
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

04036275

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82-4524

जा. क्रमांक / No. : CO/S&B/VR/2004/ 2458

दिनांक / तारीख / Date : 07.08.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
ANNUAL REPORT 2003-2004 &
CASH FLOW STATEMENT(US$ VERSION)

AUG 1 3 2004

We are pleased to enclosed for your information five copies of US Dollar version of the Bank's Annual Report for the year 2003-2004. The Bank's Balance Sheet, Profit & Loss Account and the Cash Flow Statement appearing therein are expressed in US Dollars.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

Encl. : a/a.

dlw 8/17

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/ VR/2004/ 2449

दिनांक / तारीख / Date : 07.08.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2432 dated the August 07, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/2432 दिनांक / Date : 07.08.2004

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Annexure- I

Revision in Interest Rates on Domestic Term Deposits

It has been decided to revise the interest rates on the domestic term deposits **with effect from 9th August 2004** as under:

Existing w.e.f 01.01.2004		**Revised rates w.e.f 09.08.2004**	
Duration	Interest Rate (% p.a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	4.00	15 days to 45 days	3.75
46 days to 179 days	4.50	46 days to 179 days	4.25
180 days to less than 1 year	4.75	180 days to less than 1 year	4.75
1 year to less than 3 years	5.00	1 year to less than 3 years	5.00
3 years and above	5.25	3 years and above	5.25

2. The Domestic Term Deposits with a maturity period of "7 days to 14 days" (for Rupees 15 lakhs and above) shall henceforth be discontinued. Hence no Domestic Term Deposits shall be accepted for period of less than 15 days.

3. The interest rates payable on deposits of Senior Citizens continue as under:

Existing w.e.f. 01.01.2004		**Revised rates w.e.f. 09.08.2004**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 3 years	5.50	1 year to less than 3 years	5.50
3 years and above	5.75	3 years and above	5.75

4. The interest rates on " Kanak Dhara" (in Rupees) and "Capgains Plus" schemes also continue to be aligned as per the revised rates for domestic term deposits.